UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*




                                   ZiLOG, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    989524301
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                                 (CUSIP Number)

   Jeffrey C. Moskowitz                        with a copy to:
   Managing Member                             Steven E. Siesser, Esq.
   Harvey Partners, LLC                        Lowenstein Sandler PC
   900 Third Avenue, Suite 201-2               1251 Avenue of the Americas
   New York, New York 10022                    New York, New York 10020
   (212) 389-8760                              (212) 204-8688
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 5, 2010
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      989524301
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

           Harvey Partners, LLC
           20-3760303
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  AF, WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:   Delaware, United States
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    Number of                      7. Sole Voting Power:                469,883*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           469,883*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   469,883*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):      [ ]
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13. Percent of Class Represented by Amount in Row (11):      2.7%*
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14. Type of Reporting Person (See Instructions):   IA
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*As of January 15, 2010, Harvey SMidCap Fund, LP, a Delaware limited partnership
("SMidCap Fund"), held 259,959 shares of common stock, par value $0.01 per share (the "Common Shares"), of ZiLOG, Inc., a Delaware corporation (the "Company"). As of January 15, 2010, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), held 209,924 Common Shares. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund and SMidCap Offshore Fund, and, as such, possesses sole power to vote and sole power to direct the disposition of all securities of the Company held by SMidCap Fund and SMidCap Offshore Fund. James
A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners. Based upon information set forth in the Company's proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on December 29, 2009, there were 17,302,682 Common Shares outstanding as of December 17, 2009. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, as of January 15, 2010, Harvey Partners is deemed to beneficially own 469,883 Common Shares, or 2.7% of the Common Shares deemed issued and outstanding as of that date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following paragraph at the end thereof:

          The aggregate amount of funds used in making the purchases reported on this Schedule 13D Amendment No. 2 was $3,711,712.59, including brokerage commissions. All securities purchased by the Funds reported on this Schedule 13D Amendment No. 2 were acquired with cash from the respective assets of SMidCap Fund and SMidCap Offshore Fund.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and substituting the following in lieu thereof:

          As of January 15, 2010, SMidCap Fund held 259,959 Common Shares and SMidCap Offshore Fund held 209,924 Common Shares. Harvey Partners is the investment manager of the Funds, and, as such, possesses sole power to vote and sole power to direct the disposition of all securities of the Company held by the Funds. Messrs. Schwartz and Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

          Based upon  information  set forth in the Company's proxy statement on
Schedule 14A, as filed with the Securities and Exchange Commission on December 29, 2009, there were 17,302,682 Common Shares outstanding as of December 17, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, as of January 15, 2010, Harvey Partners is deemed to beneficially own 469,883 Common Shares, or 2.7% of the Common Shares deemed issued and outstanding as of that date.

          Except as set forth above, no other Common Shares or securities convertible into, exercisable for or exchangeable for Common Shares are owned, beneficially or otherwise, by any of the persons referenced in Item 2.

          During the sixty (60) days on or prior to January 5, 2010 and from January 5, 2010 through January 15, 2010, Harvey Partners effected the following open-market transactions in Common Shares:


                                    Purchases

                  Number of           Price per
Date                Shares              Share                     Fund
----              ---------           ---------            ---------------------

11/6/2009             853              $2.653              SMidCap Fund
11/6/2009             147              $2.653              SMidCap Offshore Fund
12/17/2009          4,200              $3.5331             SMidCap Fund
12/18/2009         10,000              $3.5302             SMidCap Fund
12/21/2009         24,868              $3.5302             SMidCap Fund
12/22/2009          9,516              $3.5499             SMidCap Fund
12/23/2009         57,000              $3.5458             SMidCap Fund
12/23/2009         12,880              $3.5408             SMidCap Fund

                                      Sales

                  Number of           Price per
Date                Shares              Share                     Fund
----              ---------           ---------            ---------------------

12/18/2009          35,000             $3.5414             SMidCap Fund
12/21/2009             200             $3.545              SMidCap Fund
12/22/2009             200             $3.56               SMidCap Fund
12/23/2009          20,100             $3.55               SMidCap Fund
12/23/2009          27,467             $3.5449             SMidCap Fund
12/24/2009          19,900             $3.53               SMidCap Fund
1/5/2010           857,250             $3.54               SMidCap Fund


          Except as set forth above, none of the persons referenced in Item 2 has effected any transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, during the sixty (60) days on or prior to January 5, 2010 and from January 5, 2010 through January 15, 2010.

          As of January 5, 2010, Harvey Partners no longer beneficially owned greater than five percent of the Company's issued and outstanding Common Shares.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           January 15, 2010

                                           HARVEY PARTNERS, LLC


                                        By: /s/ Jeffrey C. Moskowitz
                                           -------------------------------------
                                           Name:  Jeffrey C. Moskowitz
                                           Title: Managing Member



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).